October 20, 2011

David R. Humphrey, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

RE:         Champion Industries, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed January 28, 2011
Form 10-Q for the Quarterly Period Ended July 31, 2011
Filed September 9, 2011
Definitive Proxy Statement on Schedule 14A
Filed February 11, 2011
File No. 0-21084

Dear Mr. Humphrey:

We are in receipt of your letter dated October 6, 2011 providing comments to our supplemental response letter dated September 23, 2011 in response to your letter of comment dated September 9, 2011 on the referenced filings for Champion Industries, Inc. (the “Company”).  The Company’s responses are set forth below and are keyed to the staff’s most recent comment letter.

Form 10-K for the Fiscal Year Ended October 31, 2010

Notes to Financial Statements

Note 3. Long-term Debt, page F-13

1.
We note your disclosure on page 21 that, with respect to the Company’s revolving line of credit, which expires in September 2012, and its term loan facility, which expires in September 2013, both of these credit facilities are with the same bank syndicate. We also note that you include disclosure with respect to the $17.0 million revolving credit facility in Note 3 to your financial statements. However, the outstanding balance of approximately $10.4 million at October 31, 2010 is shown separately on your balance sheet and excluded from the table at the beginning of Note 3. Please revise this table in future filings to include the debt under both of your credit facilities, and similarly revise the table summarizing the maturities of long-term debt for each of the next five years.

Company Response:

The Company will revise the table at the beginning of Note 3 to reflect the balance outstanding under the Company’s revolving credit facility in future filings. The Company will also revise the table summarizing the maturities of long-term debt for the next five years to reflect the maturity of the balance due under the revolving line of credit in future filings. For illustrative purposes the following is the disclosure that would have been included pursuant to this comment for Form 10K dated January 28, 2011 for fiscal year ended October 31, 2010.

3. LONG - TERM DEBT

Long - term debt consisted of the following:
	October 31,
	2010	2009
Installment notes payable to banks and shareholders due in monthly installments plus interest at rates approximating the bank's prime rate maturing in various periods ranging from June 2011 - September 2014, collateralized by equipment and vehicles. The shareholder note of
$ 3.0 million plus all accrued interest is due in one balloon payment
in September 2014.	$4,300,364	$1,310,418

Term loan facility with a syndicate of banks, due in quarterly installments of $ 1,225,000 plus interest payments equal to the Base Rate plus the applicable margin or the adjusted LIBOR Rate plus the applicable margin maturing September 2013, collateralized by substantially all
of the assets of the Company.	43,057,978	56,632,442

Revolving line of credit with a syndicate of banks, interest payments based primarily on maturity of LIBOR Borrowings typically 30-60 days at the LIBOR rate plus the applicable margin maturing in September 2012, collateralized by substantially all of the assets of the Company.	10,425,496	8,725,496

	57,783,838	66,668,356

Less current portion revolving line of credit	-	8,725,496
Less long - term portion revolving line of credit	10,425,496	-
Less current portion long -term debt	5,484,842	57,024,424

Long - term debt, net of current portion and revolving line of credit	$41,873,500	$918,436

Maturities of long-term debt and revolving line of credit for each of the next five years follow:

2011	$5,484,842
2012	15,766,010
2013	33,462,971
2014	3,070,015
2015	-

$57,783,838

Form 10-Q for the Quarterly Period Ended July 31, 2011

Consolidated Statements of Operations, page 5
and
Note 5. Long-Term Debt, page 9

2.
Refer to your discussion of the July 18, 2011 Exchange Agreement with your CEO. We note you reflected the $1.3 million gain on the early extinguishment of debt resulting from this related party transaction in the statements of operations rather than reflecting such gain in additional paid-in capital as a contribution. Please amend your Form 10-Q for the quarterly period ended July 31, 2011 to reclassify the gain to additional paid-in capital within the statements of shareholders’ equity, as this in essence is a capital transaction. Reference is made to ASC 470-50-40-2.

Company Response:

We respectfully acknowledge the Staff comments regarding our Exchange Agreement of Subordinated debt for common stock and the associated treatment of this exchange as gain on early extinguishment of debt rather than reflecting such gain in additional paid-in-capital as a contribution.

For the reasons set forth below the Company believes its accounting treatment associated with this transaction is appropriate. To facilitate an orderly review of our facts and circumstances and the accounting for this transaction we will break our discussion down into the following points:

 (1) a transaction overview (2) a general discussion of GAAP regarding early extinguishment of debt (3) a discussion regarding the 2010 AICPA National Conference on Current SEC and PCAOB Developments (AICPA Conference) Comments and (4) other factors considered by the Company. In performing its evaluation, the Company was cognizant of the fact there were no bright line tests in a transaction of this nature.  The Company performed a review of the accounting treatment of this transaction prior to the filing of the Form 10-Q for the quarterly period ended July 31, 2011.

(1) Transaction Overview:

The CFO, as part of a continuing and ongoing review of the Company’s financial position, initiated a discussion regarding an exchange of debt for equity with both the CEO and other board members on an informal basis. The preliminary discussions focused on the framework for a transaction. The goal was to determine if this was a transaction that both the Board of Directors, and the CEO would theoretically be willing to pursue. Once the CEO agreed to pursue this transaction subject to approval of the Board of Directors the applicable filings were made with NASDAQ. The final decision regarding this transaction was made by a majority vote of the independent directors. This decision was made in a separate board meeting, which was chaired by an independent disinterested director and at which the disinterested directors approved the transaction. The CEO abstained from voting and from participating in the discussion of the transaction.

Conclusion: We believe the independence of the Board of Directors and the CEO abstaining and not participating in the discussion represented an arms length transaction between a majority of the independent disinterested directors and the CEO. Based on the arms length nature of the transaction we believe the accounting treatment prescribed by the Company is supported by the facts and circumstances identified in the transaction overview.

(2) GAAP Treatment of Early Extinguishment of Debt:

Pursuant to ASC 470-50-40-2 a difference between the reacquisition price and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate line item. Therefore, the treatment of these transactions is inherently recorded in the income statement with the key variant being a related party transaction, which may result in maintaining the same accounting result as an income statement transaction or changing the accounting treatment so that in substance the transaction should be treated as a capital transaction.

Conclusion: The Company noted that the general treatment of these transactions is income statement and that the related party element introduces the potential for these transactions to be recorded as capital transactions. This part of the Company’s analysis does not lead to any conclusions but supports statements made later in the Company’s analysis.

(3) 2010 AICPA Conference Comments:

The comments at the AICPA Conference identified that the key issue of an early extinguishment of debt with a related party is whether the transaction should be accounted for as a gain or as a capital contribution. There were three questions presented at the conference that were used to define the accounting treatment of these transactions. It was also noted that these three questions did not represent an exhaustive list.

I. What was the role of the related party in the transaction?

Mr. Marshall T. Reynolds, as CEO, Chairman of the Board and largest shareholder is a related party.  The CEO’s dual roles, as a related party, are mitigated by the fact that an independent board of directors governs the Company. The CEO did not initiate discussions of the transaction and he did not participate in the board’s discussion of the transaction, which was discussed in a separate board meeting that was chaired by an independent disinterested director. In accordance with the Company’s disinterested director policy, the independent and disinterested members of the Company’s board of directors approved the Exchange Agreement, and Mr. Reynolds did not participate in the board discussion.

Conclusion: The Company determined that the role of the related party was mitigated by the separate meeting chaired by an independent director, and therefore this transaction was reviewed independent of the CEO. Therefore, the accounting treatment prescribed by the Company is supported by the facts and circumstances associated with this question.

II. Why would the related party accept the Company’s offer, which resulted in the related party accepting common stock that was significantly lower in value than the carrying value of the debt?

The following are reasons we believe the related party would accept the Company’s offer, which was lower in value than the carrying value of the debt in our transaction:

➢
The CEO improved his ownership interest to over 50%, which we believe was a key factor in determining the accounting treatment based on an implied control premium. The CEO’s ownership prior to the transaction was 47.6% and his ownership after the transaction was 53.7%. This assertion is supported by CCH Accounting Research Manager Interpretations and Examples (Interpretations & Examples), Section 27 Transactions with Related Parties. Interpretation 1-1 discusses requirements for immediate gain recognition. The fundamental guidance in this section relates to a bright line definition of ownership. In this case the interpretation indicates that the transferee directly or indirectly does not own greater than 50% equity interest in or otherwise control the transferor. The Company would note that this section of the Interpretations and Examples is related to Accounting for Sales, Purchases and Transfers of Assets between Related Parties. Nevertheless, we believe the threshold limits identified in this section are relevant to our transaction regarding early extinguishment of debt. This Interpretation and Example also discussed other factors which may indicate control including board membership majority or by agreement. Neither of these factors are present at the Company. Moreover, the 50% threshold is a consistent standard in GAAP as a guideline to determine control of an entity in a variety of other situations including the references on asset sales and in the consolidation of an entity.

➢	The CEO did not have access to his principal or interest until a later date, at which time there may be considerable appreciation in stock as compared to subordinated debt.
➢	The CEO was able to improve the financial position of the Company. This is a component where the CEO’s dual roles were inherent.
➢
The Company does not believe that the CEO would be able to purchase this amount of stock on the open market due to the stock’s trading volume, without substantially increasing the cost of the purchase.

➢
The stock issued, although subject to private placement rules, would appear to have liquidity prior to the subordinated debt. Therefore, if there were an appreciation in the stock the shareholder would have additional liquidity.

Conclusion: The Company believes, for the reasons discussed above, that the facts and circumstances of our transaction indicate why the CEO would accept common stock that was significantly lower in value than the carrying value of the debt. The conclusion is centered on the facts listed above, including a greater than 50% ownership of the Company’s common stock after the completion of the Exchange Agreement. Therefore, the Company believes the accounting treatment prescribed by the Company is supported by the reasons discussed above regarding this question.

III. Was the substance of the arrangement a forgiveness of debt that was owed to a related party?

The substance of the transaction indicates that the CEO was willing to pay a control premium above the market value of the Company’s common stock in order to attain a majority interest in the Company’s common stock. The Company’s Board of Directors required a premium over the market value of the Company common stock because of the control premium requirement they deemed appropriate based on due diligence performed by the Company. In particular, the trading price of the Company’s common stock was approximately $1.38 per share at the last day of trading prior to entering into the Exchange Agreement, whereas the control premium value was based on book value per share of $2.40 at the last 10-Q reporting date of April 30, 2011. The Company believes the factors discussed in question II above support the rationale as to why the CEO would enter into such a transaction. When factored in with the liquidity issues previously discussed the Company believes that the Company Board of Directors was correct in requiring a control premium. The Company believes that the control premium factor was a key distinguishing parameter in determining the proper accounting of the transaction and the determination that this was not a forgiveness of debt.

Conclusion: The Company believes the control premium was a key distinguishing factor regarding the facts and circumstances of this transaction. Therefore, based on the value received by the CEO, a greater than 50% ownership of the Company, this was a key factor in the Company determining that the accounting treatment prescribed by the Company was correct.

(4) Other factors considered by the Company:

The Company reviewed other SEC filings and determined there were certain other examples of companies who had either recorded a loss or gain on early extinguishment of debt to a related party.  We believe this is significant because it appears other companies evaluated the unique facts and circumstances of their transactions and determined that income statement treatment was appropriate. We noted in ASC 470-50-40-2 that early extinguishment of debt did not differentiate between gains and losses in terms of income statement treatment.

The Company also performed research in an effort to identify other interpretations regarding the appropriate treatment of debt extinguishments with related parties under GAAP. As part of the Company’s analysis it identified a PWC Dataline regarding “Highlights of the 2010 AICPA National Conference on Current SEC and PCAOB Developments”. This dataline discusses Debt extinguishments with related parties and is restated in its entirety below:

".71 Over the past year, the staff has received inquiries related to early extinguishment of debt in non-troubled debt situations. These inquiries have focused on the application of U.S. GAAP to certain situations when “extinguishment transactions between related entities may be in essence capital transactions", (i.e., debt extinguishment transactions between related entities may be, in essence, capital transactions for which no gain or loss should be recognized). Each transaction should be evaluated on a specific facts and circumstances basis. Key factors to be considered include the roles and motivations of the parties, and the substance of the transaction."

Conclusion: Consistent with GAAP, the related party element should be evaluated to determine if the transaction is income statement related or a capital transaction. The Company is cognizant that each situation is unique and facts and circumstances based. We believe the fact that other companies reached a conclusion that related party transactions should be recorded as income statement transactions further supports the Company’s treatment of our transaction in light of the other facts and circumstances documented and discussed by the Company.  In addition, we believe the PWC commentary further supports the Company’s treatment of this transaction based on the roles of the related parties and the related factors discussed throughout the body of this response.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 22

3 .
Please revise this section of your MD&A to discuss the July 18, 2011 exchange of debt for equity. In this regard, discuss the reason why your CEO agreed to this exchange more than three years prior to the maturity of the $3.0 million promissory note and thereby forego the additional interest that would have accrued through September 14, 2014.

Company Response:

The Company will revise its future filings to reflect additional discussion of the July 18, 2011 exchange agreement as follows:

The Company exchanged a $3,000,000 Unsecured Promissory Note together with $147,875 in accrued interest for 1,311,615 shares of common stock in the third quarter of 2011. The Company believes the CEO’s rationale for such an exchange included numerous factors. The Company believes these factors related both to his dual role as CEO and largest shareholder. The CEO obtained a majority control in the stock as a result of this transaction.  The CEO did not have access to the principal or interest related to the subordinated debt and therefore the common stock had greater economic upside potential when compared to a fixed rate of return associated with subordinated debt. We believe the limited liquidity of the Company’s common stock would make it very difficult to purchase a significant quantity of shares without substantially increasing the cost of the purchase. The CEO has historically been an equity investor and not a debt investor and therefore we believe the CEO believed there was inherently potentially greater upside in equity versus subordinated debt albeit with greater risk. Finally, we believe the CEO believed that eliminating subordinated debt would improve the financial position of the Company.

4.
In future discussions of liquidity and capital resources, please begin to discuss management’s plans with respect to the Company’s revolving line of credit, which expires in September 2012, and its term loan facility, which expires in September 2013. If funds generated by the Company’s operations are not expected to be sufficient to fully repay these credit facilities on or before their respective maturity dates, add a discussion of the likelihood of refinancing these obligations. Also, add a discussion of the consequences if, for whatever reason, you are unable to secure additional funding when needed in the future.

Company Response:

The Company will reflect in future discussions of liquidity and capital resources our plans with respect to the Company’s revolving line of credit, which expires in September 2012, and its term loan facility, which expires in September 2013. The
Company will also discuss the likelihood of refinancing these obligations as well as the related consequences in the event the Company is unable to secure additional funding.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

5.
We note your response to our prior comments 10 and 11. Although we note that the CEO did not use “objective factors frequently used by larger issuers with more complex compensation structures such as company-wide performance, unit or individual performance metrics, compensation consultant reports and analyses, or peer group comparisons” and instead conducted a “subjective analysis,” it is still unclear how the CEO determined to award each named executive officer a bonus of $25,000 and how he determined that the executive officers were entitled to their respective base salaries. Please confirm that in future filings, you will include a general discussion of the factors that the CEO considered in his “subjective analysis” regarding the annual performance cash bonuses paid to the named executive officers and the base salaries of the named executive officers, including how he determined whether increases in base salaries were warranted.

Company Response:

The Company will expand on the subjective analysis reference and provide additional detail regarding the general factors utilized in supporting the compensation discussion for executive officers. The following is an expanded discussion regarding Executive Compensation as reported on the Company’s Definitive Proxy Statement on Schedule 14A filed February 11, 2011 and is included for illustrative purposes.

1.
Base Salary. The salaries of our named executive officers are based on subjective analysis performed by the Company’s CEO. The subjective criteria have historically been based primarily on anecdotal information obtained by the CEO through his years of experience in the primary markets where such executives are based and his experience within the industry and other industries with Companies of similar size, structure or other characteristics. His analysis does not include typical objective factors frequently used by larger issuers with more complex compensation structures such as company-wide performance, unit or individual performance metrics, compensation consultant reports and analyses or peer group comparisons.

2.
Annual Performance Cash Bonus. To reward short-term performance, the Company pays a discretionary annual bonus to the named executive officers as well as other key employees of the Company. The CEO determines the bonus to be paid to each executive officer, based primarily on the CEO’s subjective analysis. This subjective analysis has historically included past compensation levels, aggregate Company peer compensation as well as the CEO’s market knowledge for a reasonable overall compensation package.

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Commission’s request for information.  If there are any questions regarding the foregoing, or if I can be of any assistance to the Commission, please feel free to contact me at 304-528-5492.  Thank you for your consideration and cooperation.

Very truly yours,
/s/ Todd R. Fry
Todd R. Fry, Chief Financial Officer

cc:           Thomas J. Murray, Esq.